JOHN F. STUART

KENNETH E. MOORE

OF COUNSEL

BARNET REITNER

ASSOCIATES

RYAN J. BARNCASTLE

ALAN P. SMITH

May 21, 2010

VIA OVERNIGHT DELIVERY

Greg Dundas

Attorney-Advisor

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 4720

Washington, D.C.  20549

Re:          Heritage Oaks Bancorp, Inc. (“HEOP”)

Registration Statement on Form S-3

Filed April 12, 2010

File No. 333-165351

Dear Mr. Dundas:

This letter is written in response to your comment letter dated April 20, 2010 concerning the above-captioned filing.

As requested, this letter is keyed to your comment letter and provides a detailed response to your comments.  Where appropriate, we modified the exhibits to the registration statement to incorporate your comments.

1.              Please provide your analysis of your S-3 eligibility.  Include a discussion of your public float and paragraph I.B.3 of General Instructions for Form S-3.  Alternatively, amend on Form S-1.

Response

With respect to our analysis of HEOP’s S-3 eligibility, our response is keyed to the general instructions for use of Form S-3.  We provide our analysis herewith:

Based on conversations with staff, we are basing the following analysis on HEOP’s eligibility as of the date of filing the Form S-3, April 12, 2010.  At the time of filing the Form S-3, HEOP was compliant with both the Registrant and Transaction requirements of Form S-3.

Registrant Requirements (General Instruction I.A).

HEOP is organized under the laws of the state of California, and its shares of common stock are traded on the Nasdaq Capital Market under the symbol “HEOP.”  The Company is a successor registrant to its wholly owned subsidiary, Heritage Oaks Bank, through a holding company formation transaction that occurred in 1994.  Since that time, HEOP has filed reports pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  HEOP is timely with all of its Exchange Act filings.

Neither HEOP nor its subsidiaries have failed to pay any dividend or sinking fund installment on preferred stock.  Additionally, neither HEOP nor any of its subsidiaries have defaulted on any installment or installments on indebtedness or borrowed money or on any rental lease that is material to the financial position of HEOP or its subsidiaries, taken as a whole.

HEOP is not a foreign issuer.

Based on the foregoing, we believe it is clear that HEOP satisfies the registrant requirements of General Instruction I.A. of Form S-3.

Transaction Requirements (General Instruction I.B.).

General.

At the time of filing the Form S-3, HEOP had a public float of $26.6 million.  In addition, it had issued shares of its Series B and Series C Preferred Stock that are convertible into 18,469,538 shares of common stock.  At HEOP’s upcoming annual meeting on June 10, 2010, it has asked its common shareholders to approve the conversion of the Series B and Series C Preferred Stock, and to approve an amendment to its articles of incorporation increasing its authorized common stock to 100 million shares.  Shareholder approval of both proposals will result in the automatic conversion of the Series B and Series C Preferred Stock, which, based on the closing price of HEOP common stock of $3.70 on May 19, 2010, would result in a public float of $91.5 million.

HEOP is relying on General Instruction I.B.3., “Transactions Involving Secondary Offerings,” in its use of Form S-3 to register the Series B and Series C Preferred Stock, and the common stock underlying both of those convertible classes of preferred stock.  With respect to the appropriateness of the use of Form S-3 to register convertible securities, Compliance and Disclosure Interpretations (“CDI”) Numbers 116.11 and 116.18 are instructive.  CDI 116.11 makes clear that, provided the underlying security is registered on a national exchange, the security convertible into such registered security also is registrable on Form S-3.  Here, HEOP’s common stock is traded on the Nasdaq Capital Market.  Accordingly, in reliance on CDI 116.11 it should be eligible to register the Series B and Series C Preferred Stock on Form S-3, since both classes of preferred stock are convertible into common stock.

In CDI 116.18, the question was posed as to whether a company that privately placed convertible securities in reliance on the exemption provided by Section 4(2) of the Securities Act of 1933, as amended (the “Act”) could use Form S-3 to register the resale of the common stock issuable on conversion of the convertible securities prior to the conversion of said securities into common stock.  CDI 116.18 noted that, “if the company satisfies the Form S-3 registrant eligibility requirements and the offering satisfies the form’s secondary offering requirements, the company may use Form S-3 to register, prior to conversion, the resale of the common stock issuable upon conversion of the outstanding convertible securities.”

Here, similar to the transaction referenced in CDI 116.18, HEOP conducted a private placement under Section 4(2) of the Act for the issuance of preferred stock that is convertible into common stock.  As a result, HEOP is seeking to register the common stock underlying the preferred shares prior to the conversion.  As the facts and circumstances surrounding HEOP’s offering are exactly the same as the offering described in CDI 116.18, CDI 116.18 is directly on point and applicable to this situation.  Thus, HEOP should be permitted to use Form S-3 to register the resale of common stock issued on conversion of the Series B and Series C Preferred Stock.

Secondary Offering.

HEOP’s reliance on Section I.B.3 of Form S-3 rests with the determination that HEOP’s private placement (the “Transaction”) is considered a “secondary offering.”  With regard to the determination of whether the Transaction is a “primary offering” or a “secondary offering,” CDI 214.02 is instructive.  As indicated in CDI 214.02, “the question of whether an offering styled as a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds.”  CDI 214.02 provides guidance with respect to the aforementioned factual analysis:

“Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

Excluding directors and executive officers that participated, in the Transaction a total of approximately 23 accredited investors through approximately the same number of entities purchased shares of Series B or Series C Preferred Stock.  All of these investors, identified as the selling shareholders in the S-3 are institutional or private equity investors with, prior to the private placement, no affiliation and/or relationship to the issuer other than equity ownership.  Further, none of the selling shareholders are in the business of underwriting securities.  Moreover, the circumstances surrounding the Transaction in no way indicate that the selling shareholders were acting as a conduit for HEOP to distribute securities to the general market.

In connection with the documentation governing the Transaction, the selling shareholders all represented and warranted that their respective purchases of equity securities in the Company were being made for investment purposes. The Series B and Series C Preferred Stock were made subject to typical transfer restrictions on privately placed securities.  Additionally, as a result of the Transaction, subject to certain pending requests for regulatory approval and the upcoming conversion of the Series B Preferred Stock into common stock, Patriot Financial Partners (“Patriot”), one of the selling shareholders, will own approximately 14.4% of the outstanding common shares of HEOP.  As such, Patriot will be subject to the limitations of owning more than 10% of the outstanding voting securities of HEOP.  In addition, one of the conditions of Patriot’s investment in the Company was Patriot receiving a seat on the Company’s Board of Directors (the “Board”).  Patriot, as well as Castle Creek Capital Partners, another selling shareholder, asked for board meeting observation rights by way of a Management Rights Agreement.  Clearly, requesting a seat on the Company’s Board and/or asking for board

observation rights indicates an investment intent.    In light of the foregoing, when looking at the transaction as a whole, no circumstances exist that would indicate that the selling shareholders are acting as a conduit for HEOP.  As a result, this is clearly a secondary offering.  Therefore, reliance on Section I.B.3 of Form S-3 is appropriate.

Primary Offering.

In the alternative, if this transaction is considered a “Primary Offering by Certain Registrants,” then compliance with Section I.B.1 of Form S-3 is necessary.  As of the date of this correspondence, HEOP satisfies all of the Section I.B.1 requirements except the requirement that the aggregate market value of the voting and non-voting common equity held by non-affiliates be $75 million or more.  The Commission has indicated in comment number 2 that it will not allow the S-3 to become effective until such time as shareholder approval is received to increase the authorized common stock of the Company.  HEOP anticipates receipt of such approval on June 10 at its annual meeting.  Immediately following the meeting, assuming approval is received, the Company will file an amendment to its articles of incorporation reflecting the increased number of authorized shares of common stock, and will file a pre-effective amendment to the S-3 reflecting not only that amendment, but also the conversion of all of the Series B Preferred Stock into common stock.  At such time, the conversion of the Series B Preferred Stock will almost certainly result in HEOP’s “public float” exceeding $75 million.  As stated above, based on the closing price of HEOP stock on May 19, 2010, the conversion of the Series B Preferred Stock would lead to a public float of $91.5 million.  This will make HEOP eligible to conduct a primary offering on Form S-3, and render the issue of a secondary versus primary offering moot.

2.              You cannot register a transaction requiring more shares than you have authorized.  Please file a pre-effective amendment after your shareholders have authorized the shares.

Response.

As you are aware, at this year’s annual meeting, the shareholders of HEOP will be voting on an amendment to HEOP’s Articles of Incorporation that authorizes an increase in the shares of common stock of HEOP (the “Amendment”).  Immediately following approval of the Amendment by the shareholders, we will file a pre-effective amendment to the registration statement to reflect this amendment and also the conversion of the Series B Preferred Stock into common stock.

3.              Provide a new legal opinion without the assumptions (v) and (vi) in the second paragraph.

We have modified the legal opinion in response to this comment, and include a revised draft for your review with this letter.  If it is acceptable, it will be filed as an amended exhibit at such time as HEOP files the pre-effective amendment to the S-3 discussed above.

***

Of the shares Series B Preferred Stock that are being registered pursuant to the S-3, 4,072 shares are currently being held in escrow pending certain regulatory approvals (the “Escrow Shares”).  With respect to the Escrow Shares, as indicated in our conversation with Jessica

Livingston of the United States Securities and Exchange Commission, the Company will file a pre-effective amendment to the S-3 that will effectively remove from registration, all of the Escrow Shares.

***

Please take this as confirmation from the Company that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense is any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the responses in this letter and, where applicable, the modifications made to the registration statement and those exhibits thereto adequately address your comments.  I would be happy to discuss further with you any of the response we have given.  We look forward to the Commission’s review of this response and conclusion of its comments on the Company’s S-3 Registration Statement.

Very truly yours,

/s/ Kenneth E. Moore
Kenneth E. Moore
of STUART | MOORE
ken@stuartmoorelaw.com

KEM:lw

Encl.

cc:           Lawrence P. Ward, CEO

JOHN F. STUART

KENNETH E. MOORE

OF COUNSEL

BARNET REITNER

ASSOCIATES

RYAN J. BARNCASTLE

ALAN P. SMITH

[*], 2010

VIA OVERNIGHT DELIVERY

Board of Directors

Heritage Oaks Bancorp

545 12th Street.,

Paso Robles, CA  93446

Re:                                            Registration Statement on Form S-3

Ladies and Gentlemen:

At your request, we have examined the Registration Statement on Form S-3 (the “Registration Statement”) being filed by Heritage Oaks Bancorp (the “Company”) with the Securities & Exchange Commission in connection with the registration under the Securities Act of 1933 of (a) shares of Mandatorily Convertible Cumulative Adjustable Rate Perpetual Preferred Stock, Series B, no par value (the “Series B Preferred Stock”) and the shares of Common Stock, no par value (the “Common Stock”), underlying such shares; (b) shares of Convertible Perpetual Preferred Stock, Series C, no par value (the “Series C Preferred Stock” and, with the Series B Preferred Stock, the “Preferred Stock”) and the shares of Common Stock underlying such shares; and (c)  any additional shares of Common Stock or Preferred Stock that become issuable in connection with anti-dilution adjustments as set forth in the terms of the Preferred Stock (collectively, the “Securities”).

In rendering this opinion, we have examined such documents and records as we have deemed relevant. We have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals and the conformity to originals of all documents submitted to us as certified or reproduced copies.  In addition, we have assumed that (i) the Registration Statement, and any amendments thereto (including post-effective amendments), will have become effective under the Act; (ii) a prospectus supplement will have been prepared and filed with the Securities and Exchange Commission describing the Securities offered thereby; (iii) all Securities will be issued and sold in compliance with applicable federal and state securities laws and in the manner stated in the Registration Statement and the applicable prospectus supplement; and (iv) a definitive purchase, underwriting or similar agreement with respect to any Securities offered will have been duly authorized and validly executed and delivered by the Company and the other parties thereto.

Based upon the foregoing and such other further review of fact and law as we have deemed necessary or appropriate under the circumstances, we are of the opinion that any

Securities consisting of Common Stock or Preferred Stock, when issued and delivered against payment therefore, will be duly and validly issued, fully paid and non-assessable.

This opinion is issued to you solely for use in connection with the Registration Statement and is not to be quoted or otherwise referred to in any financial statements of the Company or related documents, nor is it to be filed with or furnished to any government agency or other person, without the prior written consent of this firm in each instance.

This firm hereby consents to the filing of this opinion as an exhibit to the Registration Statement and to the reference to the undersigned under the heading “Legal Matters” therein and in the related prospectus.  In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission.

Very truly yours,

STUART | MOORE